Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following is the written testimony of Glenn F. Tilton, Chairman, President and CEO of UAL Corporation, and Jeffery A. Smisek, Chairman, President and CEO of Continental Airlines, Inc., at the hearing entitled “The United/Continental Airlines Merger:  How Will Consumers Fare?” before the United States Senate Committee on the Judiciary, Subcommittee on Antitrust, Competition Policy & Consumer Rights, on May 27, 2010.

[Salutation]

Thank you for the opportunity to discuss the benefits and answer any questions related to the planned merger of equals between Continental Airlines and United Airlines that we announced on May 3.  As we said at the time, this transaction will enable us to provide enhanced long-term career prospects for our more than 87,000 employees and superior service to our customers, especially those in small communities throughout the United States.  Our combined company will be well-positioned to succeed in an increasingly competitive global and domestic aviation industry – better positioned than either airline would be standing alone or as alliance partners.

This merger will provide consumers access to 350 destinations in 59 countries around the world. We will offer a comprehensive network in the United States, and we will have strategically located international gateways to Asia, Europe, Latin America, the Middle East and Canada from well-placed domestic hubs throughout the country. We will have 10 hubs, eight in the continental U.S. (Chicago, Cleveland, Denver, Houston, Los Angeles, New York/Newark, San Francisco and Washington Dulles) and two others in Guam and in Tokyo.  We will continue to provide service to all of the communities that our companies serve today.

This merger comes at a critical juncture for the U.S. aviation industry, which has confronted extremely difficult business challenges for the last decade. During this time, our industry has lost over 150,000 jobs, and there have been nearly 40 bankruptcies since 2001.  U.S. airlines have lost a total of $60 billion since 2001.

While the economy and our industry are beginning to slowly recover from the worldwide recession, we continue to be subject to the volatility of fuel prices and an intensely competitive environment in all of our markets.

As individual companies, we have taken significant steps to respond to these challenges.  United went through a bankruptcy restructuring and both airlines have become more efficient and reduced our cost structures. But to survive, we have also been forced to reduce the number of aircraft we fly, the number of destinations we serve and the number of people we employ.

At the same time, we have made significant operational improvements. United now ranks as the leading U.S. global airline in on-time performance as measured by the Department of Transportation, and Continental is regularly recognized in independent surveys for the high quality of its customer service. Through our joint venture and alliance relationships, we have provided enhanced benefits to our customers and achieved substantial synergies.

While we are proud of these recent improvements at our companies, we believe it is clearly in the best interests of our customers, employees, shareholders and the communities we serve to bring our two airlines together in a merger. This merger will provide a platform to build a more financially stable airline that can invest in our product and our people to succeed in a highly competitive environment and be better able to withstand future economic downturns and challenges. The fact is that sustained profitability is the only way to improve service and reward employees over the long term.

The Merger Will Benefit Customers

By bringing together two of the most complementary route networks of any U.S. carriers, the merger of Continental and United will give travelers expanded access to an unparalleled global network. It combines United’s Midwest, West Coast and Pacific routes with Continental’s service in New York/New Jersey, the East Coast, the South, Latin America and across the Atlantic.

Customers will have access to 116 new domestic destinations; 40 will be new to United customers, and 76 will be new to Continental customers. The merger will create more than 1,000 new domestic connecting city pairs served by the combined carrier, providing additional convenience to customers.

Our fully optimized fleets and routes will provide greater flexibility, options, connectivity and convenience for customers. This improved connectivity and direct service options, as well as improved service, are expected to enable the combined airline to generate $800-$900 million in annual revenue synergies – and these synergies are not dependent on fare increases.

Importantly, the combined airline will be better able to enhance the travel experience for our customers through investments in technology, the acquisition of new planes and the implementation of the best practices of both airlines. The new airline will be more cost effective; we expect to realize cost-savings synergies of $200-$300 million per year, mostly through reductions in overhead such as rationalizing our two information technology platforms, combining facilities and corporate functions such as finance, marketing, sales and advertising.

We will have one of the youngest and most fuel-efficient fleets among the major U.S. network carriers, as well as the flexibility to manage our fleet more effectively.  With one of the best new aircraft order books in the industry, we will also be able to retire older, less efficient aircraft.  This will result not only in greater efficiency but less environmental impact from our fleet.

Once the merger is complete, customers will also participate in the industry’s leading frequent flyer program, which will give millions of members more opportunities to earn and redeem miles than ever before. Through Star Alliance, the leading global alliance network, our customers will also continue to benefit from service to more than 1,000 destinations worldwide.

The Merger Provides Job Stability for Employees

The past decade has been a tumultuous time for our employees. They have faced ongoing uncertainty as the industry has been forced to shed tens of thousands of jobs. In fact, in January 2009, the full time equivalent employees for the U.S. airline industry numbered 390,700 – that figure is 151,000 – or more than 25 percent – less than the all time high airline employment figure of 542,300.  Employees have been forced to weather the volatility of oil prices and the challenges of terrorist attacks, increased security, a massive recession and unforeseen events such as SARS, H1N1 and volcanic ash. Through all of this, they have continued to perform at their best, providing our customers with clean, safe and reliable air travel.

We’re proud of the work that our employees do every day. The merger will offer our employees improved long-term career opportunities and enhanced job stability by being part of a larger, financially stronger and more geographically diverse carrier that is better able to compete successfully in the global marketplace and withstand the volatility of our industry.

We will continue to serve all of the communities that we serve today and we expect that any necessary reductions in front line employees will come from retirements, normal attrition and voluntary programs. Our plan is to integrate our workforces in a fair and equitable way. Our focus will be on creating cooperative labor relations, including negotiating contracts with our collective bargaining units that are fair to the company and fair to our employees. United has two members of its collective bargaining units on its Board of Directors, and the seats allocated to the collective bargaining units will continue to be part of the Board of the combined company.

The merged company’s headquarters will be in Chicago. In Houston, we will continue to have a significant presence and will remain one of Houston’s largest private employers. Houston will be our largest hub and will continue be a premier gateway to Latin America for more travelers than ever before. Some corporate positions will remain in Houston and our CEO will have an office there as well as in Chicago. Over time, as our business grows as a result of the merger, we expect to see a net gain in jobs in Houston.

We expect to adopt the best aspects of each company’s culture and practices.  People at both companies have come to know, admire and learn from their counterparts in many functions due to our joint venture and Star Alliance relationships, and we are confident that we can integrate our organizations fairly, effectively, and efficiently.

Service to Small Communities Will Be Enhanced

As network carriers, we have a long history of serving small- and medium-sized communities. United is proud to fly passengers from places like Portland, Maine to Honolulu or Charleston, South Carolina to Chicago, while Continental’s service to and from Houston has been instrumental to the growth of the 20 Texas communities served.

Air travel opens up the world and provides business and leisure opportunities to all Americans, no matter where they live. Airlines are often the lifeblood of small communities, not only because of the economic benefits they provide, but due to their civic and charitable contributions and the volunteer activities of their employees. Both of our companies are committed community partners with robust corporate contributions and responsibility programs and we strongly support our employees’ volunteer activities.

The turmoil in our industry has been devastating to many small- and medium-sized communities. Since 2000, more than 100 small communities have lost all network carrier service. Approximately 50 more have seen their service levels cut, losing at least half of their seats.

Low cost carriers have not filled this void because service to these communities is typically inconsistent with their business model. They are more-often dependent on point-to-point, high-density routes and often have one-size aircraft, which makes it difficult for them to serve these small communities. As a result, approximately 200 of these small communities and metropolitan areas, many of which have fewer than 500 passengers traveling to or from their airports daily, are served only by network carriers.

When we announced our merger, we committed to continuing to provide service to all of the communities our airlines currently serve, including 148 small communities and metropolitan areas (CHART ONE).  This service enables residents of small communities to connect through our eight mainland domestic hubs and travel on to hundreds of destinations on thousands of routes worldwide. The combined airline will offer these travelers access to 350 destinations in 59 countries.

CHART ONE THE MERGER MAKES A MORE EFFICIENT CARRIER, BETTER ABLE TO SERVE SMALL COMMUNITIES  Total Domestic and International Destinations Served   217 112 United 257 73 Continental 350 148 United and Continental  All 148 destinations will have connectivity over combined hubs to hundreds of destinations  Small Communities and Small Metro Areas Large, Medium Metropolitan Areas & International Destinations  Source: OAG FY 2010.  Notes: Consolidated operations.  Domestic destinations with at least one route served 20 times by either United or Continental during at least one month in 2010.  INternational destinations with at least one route served 12 times by either United or Continental during at least one month in 2010.  Bristol, UK is excluded for Continental as it will be canceled in November.  Moses Lake, WA and Oxnard, CA are excluded for United as theyw ill be canceled in June.  Airports to the following major metropolitan areas are grouped:  New York (JFK, LGA, EWR), Washington (DCA, IAD, BWI), San Francisco (SFO, OAK), Chicago (ORD, MDW), Houston (IAH, HOU), Dallas (DFW, DAL), Los Angeles (LAX, BUR, LGB), Cleveland (CLE, CAK), Tampa (TPA, PIE), Cincinnati (CVG, DAY), and Miami (MIA, FLL).  In addition, the following small community airports are also not counted as separate destinations because they are adjacent to a larger airport - Bedford, MA; Carlsbad, CA; Houston/Ellington Field, TX; Mesa, AZ; Seattle/Boeing Field, WA; Wilmingtion, DE.  Airports in major cities are grouped.

Following the merger, 93 of the 116 destinations that would be new to either Continental or United passengers would be small communities. As a result, a businessperson will be able to fly from Tyler, Texas to Sydney, Australia on a single airline.

The Merger Will Enhance Competition

The potential impact of this merger must be viewed in light of the fundamental changes that have occurred in our industry since 2000. The increased competition from low cost carriers (LCCs) has been dramatic as they have experienced tremendous growth over the past decade.  They operate profitably at lower unit revenues than traditional network airlines, generally due to significant cost advantages related to their less costly point-to-point business model.  Consequently, their presence limits the ability of their competitors to increase fares.

Industry-wide, LCCs now compete for 80% of all domestic travelers. In fact, Southwest has grown to become the largest domestic airline in the U.S., in terms of passengers and will continue in that position after our merger (CHART TWO). Over 85% of passengers traveling non-stop on either Continental or United have an LCC alternative. LCCs compete on domestic city-pairs accounting for 77% of United and Continental’s combined passengers, and 46 of each of Continental and United’s top 50 routes, have LCC competition.

CHART TWO
U.S. DOMESTIC PASSENGER SHARE: MERGED AIRLINE WILL BE ONLY THIRD LARGEST WITH 16%

Share of Domestic O&D Passengers
0%
5%
10%
15%
20%
22.3%
18.0%
16.3%
12.2%
10.3%
9.4%
6.8%
5.0%
4.8%
3.2%
2.2%
5.8%
SOUTHWEST
DELTA
UNITED
Continental Airlines
UNITED
Continental Airlines
AirTran
jetBlue
FRONTIER
MIDWEST
Other

CHART TWO U.S. DOMESTIC PASSSENGER SHARE: MERGED AIRLINE WILL BE ONLY THIRD LARAGEST WITH 16%  20% 15% 10% 5% 0%  22.3% 18.0% 16.3% 12.2% 10.3% 9.4% 6.8% 5.0% 4.8% 3.2% 2.2% 5.8%  Southwest Delta United Continental Airlines American Airlines US Airways United Continental Airlines AirTran JetBlue Airways Alaska Airlines Frontier Midwest Airlines Other  Source: U.S. DOT )&D Survey YE 2009 Q3 Note: Frontier includes Midwest.  Share of domestic O&D passengers.   Largest Other carriers include Hawaiian (1.6%), Allegiant (1.2%), Spirit (1.1%), Virgin America (0.9%), and Sun Country (0.3%).
There once was an assumption that LCCs would have difficulty competing at the hubs of network carriers. This assumption has long since been disproven. LCCs directly compete at all of our hub airports and have very large presences at airports adjacent to our hubs, such as Hobby in Houston, Akron near Cleveland, BWI near Washington and Midway in Chicago. LCCs have market shares in our hub cities ranging from 28% in Cleveland to 50% in Denver and San Francisco.

LCCs are increasingly being used by business travelers and are targeting those travelers by providing amenities such as preferred seating and boarding access. They are also providing service from the United States to international destinations, including Mexico, the Caribbean, Latin America and Canada.

In addition to the growth of LCCs, competition from international carriers has increased. Mergers between Air France and KLM; Lufthansa, SWISS, bmi, Brussels Airlines and Austrian; British Airways and Iberia; and Cathay Pacific and Hong Kong Dragon Airlines have given these preeminent global carriers international networks and global reach that overshadow those of U.S. network carriers.  In 2000, the top two airlines in terms of worldwide revenue, American Airlines and United, were both U.S.-based. Today, the top two are Lufthansa and Air France/KLM (CHART THREE).  In fact, more than half of all transatlantic capacity and more than two-thirds of all transpacific capacity is provided by foreign carriers.  The merged carrier will be able to compete far more effectively with foreign carriers and to maintain competitive domestic service to cities large and small in the U.S.

Top 10 Carriers Ranked by Revenue

CY2000

Rank	Airline	Operating Revenue ($B)
1	American	$19.7
2	United	$19.4
3	Delta	$16.7
4	JAL	$15.4
5	Lufthansa	$14.0
6	British Airways	$13.7
7	ANA	$11.5
8	Northwest	$11.4
9	Air France	$11.1
10	Continental	$9.9

CY2009

Rank	Airline	Operating Revenue ($B)
1	Lufthansa	$31.0
2	Air France-KLM	$29.2
3	Delta/NW	$28.1
4	American	$19.9
5	JAL	$16.4
6	United	$16.3
7	ANA	$12.9
8	British Airways	$12.6
9	Continental	$12.6
10	Emirates*	$11.2

CHART THREE U.S. NETWORK CARRIERS HAVE LOST THEIR #1 AND #2 WORLDWIDE REVENUE RANKINGS Top 10 .Carriers Ranked by Revenue  CY2000 CY2009 Rank Airline Operating Revenue($B) Rank Airline Operating Revenue ($B) 1 American $19.7 1 Lufthansa $31.0 2 United $19.4 2 AirFrance-KLM $29.2 3 Delta $16.7 3 Delta/NW $28.1 4 JAL $15.4 4 American $19.9 5 Lufthansa $14.0 5 JAL $16.4 9 British Airways $13.7 8 United $16.3 7 ANA $11.5 7 ANA $12.9 8 Northwest $11.4 8 British Airways $12.6 9 Air France $11.1 9 Continental $12.6 10 Continental $9 9 10 Emirates* $11.2  *Emirates 2009 is full year ending June 2009. Source: For 2000 - Airlines Business September 2001.  For 2009: Domestic Carriers Company 10-Ks.  Foreign Carriers Press releases and Annual Reports.  Notes : 2009 foreign carriers’ operating revenues are calculated using the following exchange rates for 2009:   1USD=0.719055EUR; USD=0.641035GBP; 1USD=93.59617JPY; 1USD=3.67291AED

Additionally, well-funded newcomers (such as Emirates and Jet Airways) are making inroads into U.S. international routes from emerging economies in the Middle East and South Asia. This trend will continue, and is a credit to the success of the Open Skies policy as these agreements expose U.S. carriers to more competition than ever before.

Price competition in our industry has also increased due to the ready availability and transparency of fare information to consumers through online sites such as Expedia and Orbitz. Consumers have become more savvy and sophisticated as they search for the fare that meets their needs. “[R]aising airfares isn’t like raising the price of milk…the internet can hunt the cheapest fare worldwide in seconds. If one carrier has some empty seats to fill, it will have to cut the price because getting something for that seat is better than flying it empty” (Scott McCartney, “As Airlines Cut Back, Who Gets Grounded”, Wall Street Journal, 6/5/08). Online sites have expanded their business models and now offer targeted services to corporations and business travelers.

In short, the changing dynamics of the airline industry have resulted in robust competition that maintains significant downward pressure on fares. As a result, airfare prices have declined by more than 30 percent over the last decade on an inflation adjusted basis (CHART FOUR).

CHART FOUR  DESPITE NUMEROUS MERGERS, AVERAGE PRICE CONTINUES TO DECLINE Inflation Adjusted Average Domestic O&D Fares (Stage Length Adjusted to 1,000 Mile Trips)  $280 $260 $240 $220 $200 $180 $160 $140 $120 $100  Southwest buys Morris Air ValuJet merges with AirTran Frontier merges with Western Pacific American buys Reno Air American acquires TWA’s assets America West merges with US Airways Delta merges with Northwest 10/29/2008 Republic buys Frontier and Midwest 2009 253 142 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009  All Domestic Carriers Sources: US DOT O&D Survey, CPI from U.S. Bureau of Labor Statistics. Notes: 2009 Dollars. 2009 FYE Q3 *Average price per passenger based on average price per mile then adjusted to 1,000 mile trips.

Especially given this landscape and the relative ease with which LCCs can enter into competition with network carriers and other LCCs, this merger will not result in a reduction in competition. There are only 15 overlapping non-stop domestic routes among the hundreds that we fly (and no overlapping international routes).  The combined carrier’s ability to raise prices on any individual overlapping route is constrained because each has current non-stop competitors.  Moreover, extensive competitive connecting service further constrains pricing.

On each of these 15 non-stop overlapping routes, after the merger, travelers would be served by at least one other carrier, but more often two, three, four or five. All but two of the overlapping routes are served by an LCC and six are served by two LCCs (CHART FIVE).

CHART FIVE NON-STOP OVERLAPS Hubs City-Pair Non-Stop Competitors Current LCC Non-Stop Competitors UA/CO O&D Passenger Share (%) LCC O&D Passenger Share (%) 1 Washington - Houston 3 Southwest 62.6% 27% 2 Los Angeles - Houston* 3 Southwest 54.6% 35.8% 3 Houston - San Francisco 3 Southwest 57.5% 35.4% 4 Denver - Cleveland 3 Frontier 46.0% 48.7% 5 Chicago - Houston 4 Southwest 53.4% 33.3% 6 Denver - Houston 4 Southwest and Frontier 60.4% 38.3% 7 Chicago - Cleveland 4 Southwest 40.8% 47.6% 8 Washington - Cleveland 4 Southwest 40.4% 53.0% 9 Denver- New York 5 Frontier and jetBlue 62.7% 26.1% 10 Los Angeles - New York 6 jetBlue and Virgin America 24.3% 36.0% 11 Chicago - New York 6 Southwest and jetBlue 42.0% 9.1%** 12 New York - San Francisco 6 jetBlue and Virgin America 37.2% 32.5% 13 Washington - New York 7 Southwest and jetBlue 18.6% 10.2%  Non-Hub-to-Hub  14 Los Angeles - Kahului 4 — 52.0% — 15 LosAngeles - Honolulu 5 — 29.6% —  *Reflects recently announced new service by United from LAX IAH starting Aug. 24. **Does not fully reflect Southwest LGA-MDW service that began June 29, 2009.  LCC share for Q3-Q4 2009 is 13.3%. Source: OAG May 2010; U.S. DOT O&D Survey YE 2009 Q3. Notes: Consolidated operations.  Competitors with at least 5 roundtrips per week.  Delta includes Northwest.  Frontier includes Midwest.  Airports to the following major metropolitan areas are grouped:  Chicago (ORD, MDW), Cincinnati (CVG, DAY), Cleveland (CLE, CAK), Dallas (DFW, DAL), Houston (IAH, HOU), Los Angeles (LAX, BUR, LGB), Miami (MIA, FLL), New York (JFK, LGA, EWR), San Francisco (SFO, OAK), Washington (DCA, IAD, BWI), and Tampa (TPA, PIE).

The Merger is a Natural Extension of Our Current Relationship

About two years ago, our companies began an extensive alliance relationship.  We are both members of Star Alliance, the leading global alliance network.  Domestically, we have a codeshare arrangement, frequent flyer reciprocity and shared lounge access.

We have antitrust immunity for international coordination including our A++ transatlantic joint venture that also includes Air Canada and Lufthansa.  We have an immunity application pending with ANA that includes a transpacific joint venture, in connection with the Open Skies agreement initialed and soon to be implemented with Japan.

While these agreements have generated significant synergies and customer benefits, they do not provide the cost savings and employee and customer benefits of a merger.  For example, following a merger, we can fully optimize our schedules and integrate our fleets.  Our combined mainline fleet of more than 700 aircraft of a broad range of sizes and mission capabilities will enable the most efficient utilization of seat capacity.  We will be able to reassign aircraft across the network to better meet demand on different routes, yielding a net increase in annual passengers and improving the business mix of those passengers through the appeal of our broad combined network.

The merger will also enhance our frequent flyer programs.  Currently, it is sometimes difficult to obtain reciprocal benefits, elite recognition and awards.  A combined program would offer more benefit to customers as they accrue and redeem awards across our combined network on a seamless frequent flyer program.

Our alliance relationship has given each airline the opportunity to know and partially integrate the systems, practices and procedures of the other.  As a result, it gives us great confidence that we can successfully integrate our two companies once the merger closes.

Conclusion

Each of our companies has a long and proud history of independence.  Continental and United are among the pioneers in the aviation industry and, in fact, have the same founder, Walter T. Varney.

Although our companies have been performing better since the economic recovery began, we analyzed the competitive environment and reflected on the volatility that has plagued our industry.  As we looked ahead, we each strongly believed that our combined future was brighter than our standalone future, that this is the right time for a merger, and that we have found the right merger partner.

As we have talked to our customers, our employees and our shareholders, we have felt a great sense of excitement about this merger.  By bringing the best of both organizations together, we believe we can not only create a world-class airline with enduring strengths, but also serve our customers and communities better than ever, provide security and stability for our employees and benefit shareholders with a strong financial foundation.

We look forward to continuing to outline the benefits of this merger in Washington, D.C., and throughout the country and the rest of the world.  But more importantly, we look forward to our people working together to create the world’s leading airline.

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